                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          450 North Fifth Street, N. W.
                             Washington, D. C. 20549



                                   FORM U-3A-2
                                   -----------

                                                                 File No. 69-262

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935.


                           NATIONAL GAS & OIL COMPANY
--------------------------------------------------------------------------------
                                (Name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state or organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                  National Gas & Oil Company (claimant) is incorporated in the State of Ohio and is located at 1500 Granville Road, Newark, Ohio 43055.

                  Claimant is a holding company, holding:

                  (1) 100% of the common stock of National Gas & Oil Corporation ("National Gas") an intrastate gas public utility engaged in the distribution of natural gas in East Central Ohio.

                  (2) 100% of the common stock of Producers Gas Sales, Inc. ("Producers Gas Sales"), a company engaged in the marketing of natural gas from off-system suppliers to off-system customers.

                  (3) 100% of the common stock of NGO Development Corporation ("NGO Development"), an oil and gas production and development company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                  The claimant was organized on March 24, 1981 for the purpose of serving as the holding company for National Gas & Oil Corporation, National Production Corporation, which has been merged into NGO Development Corporation, Producers Gas Sales, Inc., NGO Development Corporation, Coshocton Energy Corporation, a subsidiary of NGO Development which was merged into NGO Development effective January 1, 1995, and any other future subsidiaries. It holds the shares of stock of the above named companies, cash, intercompany notes, two office, warehouse, shop buildings in Zanesville, Ohio and the corporate offices in Newark, Ohio.

                  National Gas & Oil Corporation owns and operates a system consisting of approximately 1,319 miles of distribution, transmission and gathering mains, ranging in size from one inch to 16 inches in diameter. The mains are located on easements or private rights-of-way. In addition, the Company owns and operates five gathering compressor stations and one distribution (main line boost) compressor station consisting of 1,597 brake horsepower. Four of these compressor stations are situated on lands totaling 19.27 acres owned by National Gas.

                  Complementing the above pipeline and compressor station facilities, National Gas also owns and operates three underground natural gas storage fields. These fields have a combined estimated reservoir capacity of 6,373,000 Mcf, and consist of 53 wells and seven compressors, totaling 3,155 brake horsepower. The majority of the subsurface rights are held by lease with 955.39 acres held in fee.

                  National Gas owns workhouses, garages, offices, shops and various metering and regulating buildings in its operating area. These facilities are located on 35.42 acres and are owned in fee.

                  NGO Development properties consist of 633 wholly or partly-owned producing gas and oil wells.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                  Distributed to retail customers 2,945,773 Mcf of natural gas in 1997.

         (b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  In 1997, did not sell natural gas to any retail customers outside the State, pursuant to Federal Energy Regulatory Commission fuel oil displacement program 18CFR284.200 et seq.

         (c) Number of kwh. of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line.

                  Neither sold or distributed natural nor manufactured gas at wholesale outside of Ohio in 1997.

         (d) Number of kwh. of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the state line.

                  Purchased from its interstate suppliers at the state line or within the boundary of Ohio, approximately 3,313,818 Mcf of natural gas.


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           Not applicable.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                           Not applicable.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                           Not applicable.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                           Not applicable.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


                           Not applicable.

EXHIBIT A
---------

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year are attached hereto and made a part hereof.


EXHIBIT C
---------

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system is not required with this filing.


                                    SIGNATURE

         The Company has caused this statement to be duly signed on its behalf by its authorized officer in the city of Newark and State of Ohio, on the 25th day of February, 1998.

                                   National Gas & Oil Company
                                   --------------------------
                                       (Name of claimant)

                                   By: /s/ Todd P. Ware
                                       -----------------------------------------
                                        Todd P. Ware
                                        Vice President, Chief Financial Officer,
                                            and Secretary
Attest:

/s/ Scott Lauka
-----------------------


         Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Todd P. Ware
Vice President, Chief Financial Officer, and Secretary

1500 Granville Road, P. O. Box 4970, Newark, Ohio 43058-4970

                                                                       Exhibit A

NATIONAL GAS & OIL COMPANY
CONSOLIDATED STATEMENT OF
INCOME

                                                             For the years ended December 31,
                                                   -------------------------------------------------
                                                       1997               1996            Variation
                                                   -----------        -----------        -----------
OPERATING REVENUES:                                $69,719,954        $61,072,324        $ 8,647,630

OPERATING EXPENSES:
   Purchased gas                                    48,790,126         39,195,754          9,594,372
   Operation and maintenance                         9,339,134          8,878,355            460,779
   Depreciation, depletion and amortization          2,163,823          3,552,756         (1,388,933)
   General Taxes                                     3,631,730          3,400,911            230,819
                                                   -----------
   Interest Charges                                  1,260,867            995,589            265,278
                                                   -----------        -----------        -----------
TOTAL OPERATING EXPENSES                            65,185,680         56,023,365          9,162,315
                                                   -----------        -----------        -----------

Other income                                           235,190            598,100           (362,910)

INCOME BEFORE FIT                                    4,769,463          5,647,059           (877,596)

Federal income taxes                                 1,257,717          1,727,420           (469,703)
                                                   -----------        -----------        -----------

NET INCOME                                         $ 3,511,746        $ 3,919,639          ($407,893)
                                                   ===========        ===========        ===========

Net income per share                               $      0.49        $      0.54             ($0.05)
                                                   ===========        ===========        ===========

Average number of shares outstanding                 7,167,996          7,198,560
                                                   ===========        ===========

NATIONAL GAS & OIL CORPORATION
STATEMENT OF INCOME

                                                     For the years ended December 31,
                                          ---------------------------------------------------
                                              1997                 1996            Variation
                                          ------------         -----------        -----------
OPERATING REVENUES:
  Gas sales                               $ 23,294,600         $22,443,498        $   851,102
  Transportation                             6,135,891           5,044,527          1,091,364
                                          ------------         -----------        -----------
TOTAL OPERATING REVENUES                    29,430,491          27,488,025          1,942,466
                                          ------------         -----------        -----------

OPERATING EXPENSES:
   Purchased gas                            13,988,945          11,289,814          2,699,131
   Other                                     5,582,122           5,397,468            184,654
   Maintenance                               1,194,700           1,008,869            185,831
   Depreciation                                811,110           1,898,159         (1,087,049)
   General taxes                             3,435,215           3,239,331            195,884
                                          ------------         -----------        -----------
TOTAL OPERATING EXPENSES                    25,012,092          22,833,641          2,178,451
                                          ------------         -----------        -----------

OPERATING INCOME                             4,418,399           4,654,384           (235,985)

OTHER INCOME & DEDUCTIONS
   Interest income                               8,663              27,194            (18,531)
   Intercompany interest income                286,590             163,476            123,114
   Other                                       (40,826)             15,073            (55,899)
                                          ------------         -----------        -----------

TOTAL OTHER INCOME & DEDUCTIONS                254,427             205,743             48,684

INCOME BEFORE INTEREST CHARGES               4,672,826           4,860,127           (187,301)

INTEREST CHARGES
   Short-term debt                             424,854             157,417            267,437
   Long-term debt interest expense             373,575             397,800            (24,225)
   Other                                        12,192              22,401            (10,209)
                                          ------------         -----------        -----------

TOTAL INTEREST CHARGES                         810,621             577,618            233,003

INCOME BEFORE FEDERAL INCOME TAX             3,862,205           4,282,509           (420,304)

FEDERAL INCOME TAX                           1,141,763           1,413,545           (271,782)
                                          ------------         -----------        -----------

NET INCOME                                $  2,720,442         $ 2,868,964          ($148,522)
                                          ============         ===========        ===========

NGO DEVELOPMENT CORPORATION
STATEMENT OF INCOME

                                                 For the years ended December 31,
                                        -------------------------------------------------
                                            1997               1996            Variation
                                        -----------        -----------        -----------
OPERATING REVENUES:
  Gas sales                             $36,565,568        $31,207,610        $5,357,958
  Oil sales                                 528,218            680,188         ($151,970)
  Service revenue                            26,907             42,585          ($15,678)
  Other income                              114,583            125,386          ($10,803)
                                        -----------        -----------        ----------
TOTAL OPERATING REVENUES                 37,235,276         32,055,769        $5,179,507
                                        -----------        -----------        ----------

OPERATING EXPENSES:
   Operation                              1,372,604          1,498,941          (126,337)
   Depreciation                             362,562            365,578            (3,016)
   Depletion                                936,569          1,230,411          (293,842)
   Amortization                                   0              5,393            (5,393)
   Purchased gas                         32,129,918         26,175,889         5,954,029
   General & administrative               1,091,369            892,886           198,483
   General taxes                            151,555            139,585            11,970
   Intercompany interest charges            102,022            132,490           (30,468)
   Interest charges                         376,524            353,073            23,451
                                        -----------        -----------        ----------

TOTAL OPERATING EXPENSES                 36,523,123         30,794,246         5,728,877

INCOME FROM OPERATIONS                      712,153          1,261,523          (549,370)

FEDERAL INCOME TAXES                         49,619            278,828          (229,209)
                                        -----------        -----------        ----------

NET INCOME                              $   662,534        $   982,695         ($320,161)
                                        ===========        ===========        ==========

PRODUCERS GAS SALES, INC.
STATEMENT OF INCOME

                                                 For the years ended December 31,
                                        -------------------------------------------------
                                           1997               1996             Variation
                                        ----------        -----------         -----------
OPERATING REVENUES:
  Gas Sales                             $4,913,716        $ 8,020,616         ($3,106,900)
  Transportation                           212,310               (595)            212,905
  Other liquid revenues                    255,087            225,170              29,917
                                        ----------        -----------         -----------
TOTAL OPERATING REVENUES                 5,381,113          8,245,191          (2,864,078)
                                        ----------        -----------         -----------

OPERATING EXPENSES:
   Purchased gas                         3,974,868          7,646,756          (3,671,888)
   Transportation                          547,554            224,965             322,589
   Storage expense                         339,508            224,433             115,075
   General & administrative                163,446            142,303              21,143
   General Taxes                            18,762             (5,040)             23,802
                                        ----------        -----------         -----------
TOTAL OPERATING EXPENSES                 5,044,138          8,233,417          (3,189,279)
                                        ----------        -----------         -----------

INTEREST INCOME                             50,265             60,029              (9,764)

SHORT-TERM DEBT INTEREST                    24,694             12,639              12,055
EXPENSE

INTERCOMPANY INTEREST                      300,896            168,113             132,783
EXPENSE

OTHER INCOME                                47,599              7,681              39,918
                                        ----------        -----------         -----------

INCOME (LOSS) BEFORE FEDERAL
   INCOME TAX                              109,249           (101,268)            210,517
                                        ----------        -----------         -----------

FEDERAL INCOME TAX                          37,145             34,431               2,714
                                        ----------        -----------         -----------

NET INCOME                              $   72,104        ($   66,837)        $   138,941
                                        ==========        ===========         ===========

                           NATIONAL GAS & OIL COMPANY
                           --------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                     ASSETS
                                     ------

                                                  December 31,
                                                  ------------
                                                      1997
                                                  -----------
PROPERTY, PLANT AND EQUIPMENT:                    $98,954,425
   Less-accumulated depreciation                   33,731,292
                                                  -----------
   NET PROPERTY, PLANT & EQUIPMENT                 65,223,133

CURRENT ASSETS:
   Cash and cash equivalents                          396,301
   Short-term investments                           2,451,049
   Accounts receivable - net                       17,728,315
   Tax refund receivable                               61,727
   Gas in underground storage                       2,660,177
   Materials and supplies, at average cost          1,155,688
   Prepaid taxes                                    3,077,047
   Unrecovered gas cost                             3,562,763
   Prepaid insurance & other                          366,627
   Deferred taxes                                       2,668
                                                  -----------

Total current assets                               31,462,362
                                                  -----------

OTHER ASSETS:
   Prepaid FIT & other                                  1,450
   Due from ratepayers                                298,260
   Investment in alestra                              136,622
                                                  -----------

TOTAL ASSETS                                      $97,121,827
                                                  ===========

                           NATIONAL GAS & OIL COMPANY
                           --------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                         CAPITALIZATION AND LIABILITIES
                         ------------------------------

                                                    December 31,
                                                    ------------
                                                        1997
                                                    -----------
CAPITALIZATION:
    Common stock                                    $ 7,363,166
    Capital surplus                                  34,283,091
    Retained earnings                                 4,661,973
    Treasury stock                                   (1,978,437)
                                                    -----------

       Total Capitalization                          44,329,793

   Long-term debt                                     8,465,829
                                                    -----------

CURRENT LIABILITIES:
   Current maturities of long-term debt               3,885,997
   Short-term bank loans                             11,725,000
   Accounts payable                                   8,151,179
   Accrued income and other taxes                     4,527,726
   Rate refunds due customers                            62,093
   Deferred taxes                                       810,783
   Other                                              1,820,756
                                                    -----------

Total current liabilities                            30,983,534
                                                    -----------

DEFERRED CREDITS
   Deferred compensation & other                      3,416,364
   Deferred taxes                                     8,803,252
   Investment tax credits                               888,420
   Due to ratepayers                                    234,635
                                                    -----------

Total deferred credits and other liabilities         13,342,671
                                                    -----------

TOTAL CAPITALIZATION AND LIABILITIES                $97,121,827
                                                    ===========

                         NATIONAL GAS & OIL CORPORATION
                         ------------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                     ASSETS
                                     ------

                                                  December 31,
                                                  ------------
                                                      1997
                                                  -----------
PROPERTY, PLANT AND EQUIPMENT:                    $69,940,823
   Less-accumulated depreciation                   22,345,344
                                                  -----------
   NET PROPERTY, PLANT & EQUIPMENT                 47,595,479

CURRENT ASSETS:
   Cash and cash equivalents                          186,715
   Accounts receivable - net                        5,540,805
   Tax refund receivable                               61,727
   Gas in underground storage                         617,188
   Materials and supplies, at average cost            696,737
   Prepaid taxes                                    3,077,047
   Unrecovered gas cost                             3,562,763
   Prepaid insurance & other                          168,925
   Intercompany accounts                            2,242,738
                                                  -----------

Total current assets                               16,154,645
                                                  -----------

OTHER ASSETS:
   Due from ratepayers                                298,260
                                                  -----------

TOTAL ASSETS                                      $64,048,384
                                                  ===========

                         NATIONAL GAS & OIL CORPORATION
                         ------------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                         CAPITALIZATION AND LIABILITIES
                         ------------------------------

                                                    December 31,
                                                    ------------
                                                        1997
                                                    -----------
CAPITALIZATION:
    Common stock                                    $ 2,003,266
    Capital surplus                                   4,530,743
    Retained earnings                                24,517,504
                                                    -----------

       Total Capitalization                          31,051,513

   Long-term debt                                     5,538,461
                                                    -----------

CURRENT LIABILITIES:
   Short-term bank loans                             10,450,000
   Accounts payable                                   1,120,351
   Accrued income and other taxes                     4,078,324
   Rate refunds due customers                            62,092
   Deferred taxes                                       810,783
   Other                                              1,012,322
                                                    -----------

Total current liabilities                            17,533,872
                                                    -----------

DEFERRED CREDITS
   Deferred compensation & other                      3,416,364
   Deferred taxes                                     5,413,822
   Investment tax credits                               859,717
   Due to ratepayers                                    234,635
                                                    -----------

Total deferred credits and other liabilities          9,924,538
                                                    -----------

TOTAL CAPITALIZATION AND LIABILITIES                $64,048,384
                                                    ===========

                          NGO DEVELOPMENT CORPORATION
                          ---------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                     ASSETS
                                     ------

                                                  December 31,
                                                  ------------
                                                      1997
                                                  -----------
PROPERTY, PLANT AND EQUIPMENT:                    $27,293,820
   Less-accumulated depreciation                   10,573,406
                                                  -----------
   NET PROPERTY, PLANT & EQUIPMENT                 16,720,414

CURRENT ASSETS:
   Cash and cash equivalents                           (1,458)
   Short-term investments                           1,528,501
   Accounts receivable - net                        8,758,342
   Materials and supplies, at average cost            458,951
   Gas in storage                                     526,615
   Prepaid insurance & other                          196,779
   Intercompany accounts                           (4,071,981)
                                                  -----------

Total current assets                                7,395,749
                                                  -----------

OTHER ASSETS:
   Prepaid federal income tax & other                   1,450
   Investment in Alestra                              136,622
                                                  -----------

TOTAL ASSETS                                      $24,254,235
                                                  ===========

                           NGO DEVELOPMENT CORPORATION
                           ---------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                         CAPITALIZATION AND LIABILITIES
                         ------------------------------

                                                    December 31,
                                                    ------------
                                                        1997
                                                    -----------
CAPITALIZATION:
    Common stock                                    $   100,000
    Capital surplus                                   2,271,826
    Retained earnings                                 6,729,048
                                                    -----------

       Total Capitalization                           9,100,874

   Long-term debt                                     2,337,500
                                                    -----------

CURRENT LIABILITIES:
   Current maturities                                 3,850,000
   Accounts payable                                   4,355,838
   Accrued income and other taxes                       332,557
   Other                                                788,952
                                                    -----------

Total current liabilities                             9,327,347
                                                    -----------

DEFERRED CREDITS
   Deferred compensation & other                         70,287
   Deferred taxes                                     3,389,524
   Investment tax credits                                28,703
                                                    -----------

Total deferred credits and other liabilities          3,488,514
                                                    -----------

TOTAL CAPITALIZATION AND LIABILITIES                $24,254,235
                                                    ===========

                            PRODUCERS GAS SALES, INC.
                           CONSOLIDATED BALANCE SHEET
                                     ASSETS

                                          December 31,
                                          ------------
                                              1997
                                          -----------
PROPERTY, PLANT AND EQUIPMENT:            $         0
   Less-accumulated depreciation                    0
                                          -----------
   NET PROPERTY, PLANT & EQUIPMENT                  0

CURRENT ASSETS:
   Cash and cash equivalents                  154,184
   Accounts receivable - net                3,429,168
   Gas in storage                           1,516,374
   Prepaid insurance & other                  922,692
   Intercompany accounts                   (1,694,938)
                                          -----------


TOTAL ASSETS                              $ 4,327,480
                                          ===========

                            PRODUCERS GAS SALES, INC.
                            -------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                         CAPITALIZATION AND LIABILITIES
                         ------------------------------

                                           December 31,
                                           ------------
                                               1997
                                            ----------
CAPITALIZATION:
    Common stock                            $      500
    Capital surplus                                  0
    Retained earnings                          311,814
                                            ----------

       Total Capitalization                    312,314

   Long-term debt                                    0
                                            ----------

CURRENT LIABILITIES:
   Current maturities                                0
   Short-term bank loans                     1,275,000
   Accounts payable                          2,674,020
   Accrued income and other taxes               56,660
   Other                                         9,486
                                            ----------

Total current liabilities                    4,015,166
                                            ----------

TOTAL CAPITALIZATION AND LIABILITIES        $4,327,480
                                            ==========